Exhibit 99.1

AMEX:ROY	NR 07-16
TSX:IRC	August 14, 2007

INTERNATIONAL ROYALTY CORPORATION

REPORTS SECOND QUARTER EARNINGS

DENVER, COLORADO – August 14, 2007 - International Royalty Corporation (AMEX: ROY, TSX: IRC) (the "Company") today reported its second quarter 2007 financial results.  All figures are in United States dollars unless otherwise noted.

Financial Highlights

•

Royalty revenues for the quarter increased over 650% to $13.2 million based upon strong production gains on the Company’s Voisey’s Bay royalty.

•

Earnings from operations increased by $6.7 million compared to 2006 to $6.2 million during the quarter.

•

Earnings before income taxes were $3.6 million compared to a loss of $1.2 million in 2006.

•

Cash flow from operations was $6.6 million during the quarter, up from a use of $0.1 million in 2006.

Summary of Financial Information:

($ thousands, except per share data)	Three Months Ended June 30,		Six Months Ended June 30,
	2007	2006	2007	2006
Statement of Operations
Royalty revenues	$13,207	$2,049	$23,385	$2,462
Earnings (loss) from operations	6,151	(512)	9,843	(2,035)
Earnings (loss) before income taxes	3,585	(1,194)	6,860	(3,177)
Net earnings	2,380	8,654	4,545	7,217
Basic earnings per share:
Earnings (loss) before income taxes	$0.05	$(0.02)	$0.11	$(0.06)
Net earnings	$0.04	$0.15	$0.07	$0.13
Diluted earnings per share:
Earnings (loss) before income taxes	$0.05	$(0.02)	$0.10	$(0.06)
Net earnings	$0.03	$0.15	$0.07	$0.12
Statement of Cash Flows
Cash provided from (used in) operating activities	$6,642	$(105)	$11,608	$(1,674)

Payable production and revenues on the Company’s royalties and average metal prices received were as follows:

Production and revenue (unaudited)			Payable Metal Production (1)
			Quarter Ended June 30,		Six Months Ended June 30,
Mine	Commodity	Royalty	2007	2006	2007	2006

Williams	Gold	0.25% NSR	53	75	117	121

Southern Cross	Gold	1.5% NSR	37	7	75	7
Voisey’s Bay
	Nickel	2.7% NSR	29,698	10,153	56,703	11,875
	Copper	2.7% NSR	5,059	3,607	17,677	6,777
	Cobalt	2.7% NSR	1,222	446	2,316	524

			Revenue (thousands)
			Quarter Ended June 30,		Six Months Ended June 30,
Mine			2007	2006	2007	2006
Williams			$ 89	$ 117	$ 191	$ 184
Southern Cross			365	66	735	66
Voisey’s Bay			12,727	1,842	22,432	2,185

(1)

Gold is in thousands of ounces; nickel, copper and cobalt are in thousands of contained pounds in concentrate.

Average metal prices realized (in US$) (unaudited)
	Quarter Ended June 30,		Six Months Ended June 30,
	2007	2006	2007	2006
Gold, per ounce	$ 660	$ 612	$ 654	$ 603
Nickel, per pound (1)	21.10	8.34	18.96	8.12
Copper, per pound (1)	3.31	2.47	2.68	2.35
Cobalt, per pound (1)	27.54	14.11	26.99	13.86

(1)

Before transportation, smelting and refining costs.

Strong increases in royalty revenues, earnings before income taxes and cash flow from operating activities during the second quarter were driven by a significant increase in revenues from the Voisey’s Bay royalty, from $1,842,000 in the quarter ended March 31, 2006 to $12,727,000 in the second quarter of 2007.  Payable production from Voisey’s Bay increased from 10.2 million pounds of nickel in concentrate in 2006 to 29.7 million pounds in the quarter ended June 30, 2007.  Average metal prices received also increased significantly during the quarter, with average nickel prices on payable production up to $21.10 per pound in the quarter from $8.34 per pound in the same period in 2006.

Looking forward to the second half of 2007, the Company expects above average payable production during this period.  Due to the seasonal nature of the shipments from the mine (there are no nickel concentrate shipments between December 7 and January 21 of each year and again between April 7 and May 21), the Company expects higher than average shipments in the second half of each year.  Also, there are no copper concentrate shipments at all during the period between December 7 and May 21, resulting in much higher shipments during the summer and fall months.  The result, assuming constant metal prices, will be to reduce expected royalty revenues in the second quarter of each year and to increase expected royalty revenues in the latter half of the year.

Mercator Gold Plc has announced it expects to begin gold production at its Meekatharra operations in Western Australia in August 2007 at an initial rate of 120,000 ounces per year.  The Company owns a 1.5% net smelter returns royalty on the Meekatharra operation.  Several of the Company’s other royalties are expected to begin production in 2008, including the Inata Project (Belahouro) in Burkina Faso, West Africa and the Gwalia Deeps underground project in Western Australia operated by St Barbara Limited.

Initial production of frac sand began on the Legacy Sand Project in the spring of 2007.  However, the operation has experienced technical difficulties in achieving design capacity.  IRC is awaiting further information from the operator.  In the meantime all frac product which is being produced from the facility has been readily purchased by energy producers and service companies.

Complete financial results are available on SEDAR and on the Company’s website at www.internationalroyalty.com.

International Royalty Corporation

International Royalty Corporation (IRC) is a global mineral royalty company. IRC holds over 60 royalties including an effective 2.7% NSR on the Voisey's Bay mine, a sliding-scale NSR on the Pascua gold project, and a 1.5% NSR on more than 3.0 million acres of gold lands in Western Australia. IRC is senior listed on the Toronto Stock Exchange (TSX:IRC) as well as the American Stock Exchange (AMEX: ROY).

On behalf of the Board of Directors,

INTERNATIONAL ROYALTY CORPORATION

Douglas B. Silver

Chairman and CEO

For further information please contact:

Jack Perkins, Investor Relations: (303) 991-9500

Douglas B. Silver, Chairman and CEO: (303) 799-9020

info@internationalroyalty.com

www.internationalroyalty.com

Renmark Financial Communications Inc.

Tina Cameron : tcameron@renmarkfinancial.com

Tel.: (514) 939-3989

www.renmarkfinancial.com

Cautionary Statement Regarding Forward-Looking Statements

Some of the statements contained in this release are forward-looking statements, such as statements that describe IRC's expectations as to the production start dates for the Legacy Sand, and Meekathara projects on which IRC has royalties.  In certain cases, forward-looking statements can be identified by the use of words such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates”, or “does not anticipate”, or “believes” or variations of such words and phrases, or state that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved.  Since forward-looking statements are not statements of historical fact and address future events, conditions and expectations, forward-looking statements by their nature inherently involve unknown risks, uncertainties, assumptions and other factors well beyond the Company’s ability to control or predict. Actual results and developments may differ materially from those contemplated by such forward-looking statements depending on, among others, such key factors as the ability of the mine operators to finance and successfully place their projects into production.  IRC’s forward-looking statements in this release regarding the anticipated timing of the start of production on several of the projects on which it has royalties is based on certain assumptions. Such assumptions include, but are not limited to, the validity of statements made by the project operators in the public domain, and their ability to finance, construct and successfully operate these properties.  The forward-looking statements included in this release represent IRC’s views as of the date of this release. While IRC anticipates that subsequent events and developments may cause IRC’s views to change, IRC specifically disclaims any obligation to update these forward-looking statements. These forward-looking statements should not be relied upon as representing IRC’s views as of any date subsequent to the date of this release. Although IRC has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended.  Accordingly, readers should not place undue reliance on any forward-looking statements.